OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                         TELEPHONE: 212.451.2300
                         May 10, 2005                    FACSIMILE: 212.451.2222

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                                                   EMAIL: HKESNER@OLSHANLAW.COM

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Moran, Branch Chief

              RE:  HANDHELD ENTERTAINMENT, INC. (FORMERLY VIKA CORP.)
                   FORM 8-K FILED FEBRUARY 13, 2006 AS AMENDED FEBRUARY 27, 2006
                   FILE NO. 333-124421

Dear Mr. Moran:

         We  are  securities  counsel  to  Handheld  Entertainment,   Inc.  (the
"Company") and as such we hereby submit, on behalf of the Company,  responses to the comment letter from the Division of Corporation Finance,  dated May 2, 2006, in  response  to the  filing of our Form 8-K,  as  amended.  Our  responses  are numbered to correspond to your  comments and are filed in  conjunction  with our
Form 8-K/A,  which amends our Form 8-K filed on February 13, 2006, as amended on
February 27, 2006.

1.      ON FEBRUARY 27, 2006 YOU FILED AND  AMENDMENT TO YOUR ITEM 4.01 FORM 8-K
INDICATING THAT AMISANO HANSON WOULD STILL BE YOUR INDEPENDENT  ACCOUNTANT UNTIL
A  FUTURE  DATE.  PLEASE  TELL US IF  AMISANO  HANSON  IS STILL  ACTING  AS YOUR
PRINCIPAL  ACCOUNTANT.  WHEN  AMISANO  HANSON  HAS  COMPLETED  ALL  WORK AS YOUR
PRINCIPAL  ACCOUNTANT YOU SHOULD FILE ANOTHER  AMENDMENT  STATING THIS FACT. THE
AMENDMENT SHOULD ALSO CONFIRM, IF TRUE, THAT THERE WERE NO DISAGREEMENTS THROUGH
THE LAST DAY THEY  PERFORMED WORK AS YOUR  PRINCIPAL  ACCOUNTANT.  THE AMENDMENT
SHOULD ALSO INCLUDE AN UPDATED LETTER FROM THE FORMER AUDITOR STATING WHETHER OR
NOT THEY AGREE WITH THE DISCLOSURES AS REVISED.

         The Staff's  comment is duly noted and the language has been clarified.
Amisano Hanson has completed all work, and is no longer acting, as the Company's principal  accountant.  As stated in the February 27, 2006 amendment to the Form
8-K,  Amisano Hanson was dismissed as the Company's  independent  auditors,  and
Salberg & Company,  P.A. was retained as the Company's new independent auditors, effective  immediately following the date of Amisano Hanson's report relating to

                                                              NEW JERSEY OFFICE
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May 10, 2006

the financial  statements of Vika Corp. (the Company's former name) for the year ended  December  31,  2005.  The date of such  report,  which was filed with the
Company's Form 10-KSB on March 30, 2006, was February 22, 2006.

                                     CLOSING

         The Company  acknowledges  that (i) it is responsible  for the adequacy and accuracy of the disclosures in the filing, (ii) staff comments or changes to disclosures in response to staff  comments do not foreclose the Commission  from taking any action  with  respect to the filing and (iii) it may not assert  this action as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

         We welcome a further  discussion on any of our points  addressed within this response  letter.  Should you have any questions,  please contact  Benjamin
Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

                                                  Sincerely,

                                                  /s/ Harvey J. Kesner

                                                  Harvey J. Kesner